BLACKROCK MuniVest Fund, Inc.

FILE #811-05611

            ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
10/5/2007	Idaho Housing and Finance	45,000,000	2,380,000

Lehman Brothers, Citigroup Global Markets Inc., D.A. Davidson & Co. Incorporated, A.G. Edwards & Sons, Inc., Edward D. Jones & Co., Merrill Lynch & Co., Piper Jaffray & Co., Seattle Northwest Securities Corp., Zions First National Bank Capital Markets